                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )*


                              Ilex Oncology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  451923 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)


Phillip H. Watts, Esq., 16825 Northchase Drive, Suite 1300, Houston, TX  77060.
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 18, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451923 10 6                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       PRN Research, Inc. ("PRNR")

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PRNR acquired the securities pursuant to a Services Agreement and Termination Agreement, in exchange for services provided by PRNR to the Issuer, as more fully described in this report.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     PRNR is a Texas corporation.

________________________________________________________________________________
                7    SOLE VOTING POWER

NUMBER OF          1,255,988 (all of such shares are owned by PRNR, a
                   wholly owned subsidiary of USON)
 SHARES      _________________________________________________________________
                8    SHARED VOTING POWER
BENEFICIALLY
                     0
OWNED BY
               _________________________________________________________________
 EACH           9    SOLE DISPOSITIVE POWER

REPORTING          1,255,988 (all of such shares are owned by PRNR, a wholly
                   Owned subsidiary of USON)
 PERSON      _________________________________________________________________
                10   SHARED DISPOSITIVE POWER
 WITH
                     0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,255,988

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 451923 10 6                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     US Oncology, Inc. ("USON")

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PRNR, a wholly owned subsidiary of USON, acquired the securities pursuant to a Services Agreement and Termination Agreement in exchange for services provided by PRNR to the Issuer, as more fully described in this report.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USON is a Delaware corporation.

________________________________________________________________________________
                7    SOLE VOTING POWER

NUMBER OF          1,255,988 (all of such shares are owned by PRNR, a wholly
                   owned subsidiary of USON)
 SHARES      _________________________________________________________________
                8    SHARED VOTING POWER
BENEFICIALLY
                     0
OWNED BY
               _________________________________________________________________
 EACH           9    SOLE DISPOSITIVE POWER

REPORTING          1,255,988 (all of such shares are owned by PRNR, a wholly
                   Owned subsidiary of USON)
 PERSON      _________________________________________________________________
                10   SHARED DISPOSITIVE POWER
 WITH
                     0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,255,988

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

             CO HC

________________________________________________________________________________
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 451923 10 6                   13D


________________________________________________________________________________
Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Ilex Oncology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Company are located at 11550 IH-10 West Suite 300, San Antonio, Texas 78245.

________________________________________________________________________________
Item 2.  Identity and Background.

(a) This Statement is filed by US Oncology, Inc. and PRN Research, Inc. (collectively, the "Reporting Persons").

(b) The principal executive offices of the Reporting Persons are located at 16825 Northchase Drive, Suite 1300, Houston, Texas 77060.

(c) The Reporting Persons provide practice management, administrative and other services to physician groups specializing in the treatment of cancer. PRNR is an indirect wholly owned subsidiary of USON focusing on research activities of managed groups.

Information regarding the foregoing with respect to each of the Officers and Directors of each of the Reporting Persons is set forth on Schedule A to this
Schedule 13-D.

(d) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals named on Schedule A hereto, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons any of the individuals named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Each of the officers and directors of the Reporting Persons is a United States citizen.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

    The shares of Common Stock were acquired by PRNR pursuant to the terms of that certain Service Agreement (the "Service Agreement"), dated effective June 30, 1997, by and between PRNR and the Issuer, pursuant to which the Issuer and PRNR provided certain services to one another relating to managing and sponsoring oncology clinical research trials. As described below, the Service Agreement has been terminated. Prior to such termination, PRNR had received a total of 626,788 shares of common stock in July of 1997 and July of 1998 pursuant to the Service Agreement. In addition, if the Service Agreement had continued in effect, PRNR would have been entitled to receive 314,600 shares on each of July 1, 1999 and July 1, 2000. Under the terms of the Service Agreement, PRNR would also have been entitled to receive additional shares of Common Stock of the Issuer if certain financial thresholds relating to clinical trials were met. In addition, during the term of the Service Agreement, the Issuer had agreed to cause to be nominated to the Issuer's board of directors an individual designated by PRNR. Currently, Joseph S. Bailes, M.D., an officer of USON, serves in such capacity on the Issuer's board.

    PRNR and the Issuer entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the Service Agreement was terminated effective June 30, 1999. The Termination Agreement terminated all of PRNR's rights under the Service Agreement, including the right to receive additional stock payments in the future and the right to designate a nominee to the Issuer's board of directors. Pursuant to the Termination Agreement, the Issuer agreed to issue to PRNR an additional 629,200 shares of its Common Stock. The Shares were issued on August 18, 1999.

    The Issuer and PRNR also entered into a Registration Rights Agreement dated July 7, 1997, pursuant to which the Issuer has agreed to register the shares of its Common Stock delivered to PRNR pursuant to the Service Agreement and the Termination Agreement, subject to the terms and conditions more fully set forth therein. The Registration Rights Agreement was not terminated by the Termination Agreement.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

    PRNR acquired the Common Stock reported in Item 5(c) as consideration for its services under the Service Agreement, and in consideration of its agreement to terminate the Service Agreement as evidenced by the Termination Agreement. PRNR holds the shares for investment purposes only. Depending upon its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market for the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, or dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

     Except as set forth above, neither of the Reporting Persons and, to the knowledge of the Reporting Persons no officer or director thereof, has a plan or proposal which relates to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing the Common Stock to cease to be authorized to be traded on The Nasdaq Stock Market, Inc. (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or (j) Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons are beneficial owners of 1,255,988 shares of Common Stock or approximately 7.7% of the shares reported as outstanding by the Issuer in its Form 10-Q for the quarter June 30, 1999. PRNR is the direct beneficial and record owner of all such shares. In addition, in his capacity as a director of the Issuer, Joseph Bailes, M.D., an executive officer of USON, is the holder of options to purchase 9,056 shares of Common Stock of the Issuer.

(b) PRNR has the power to direct the disposition of and vote the stock held by it. As the ultimate corporation of PRNR, USON may be deemed to have beneficial ownership of the shares owned by PRNR.
(c) Neither of the Reporting Persons, nor to the knowledge of the Reporting persons, any of their officers or directors have effected transactions in the Issuer's Common Stock during the past sixty (60) days, other than as described herein.
(d) No person other than PRNR has the right to receive dividends and proceeds from the sale of Common Stock held by it. As PRNR's ultimate parent corporation, USON may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by PRNR.
(e)  Not Applicable.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See disclosure in Items 3 and 4. In addition, in his capacity as a director of the Issuer, Joseph Bailes, M.D., an executive officer of USON, is the holder of options to purchase 9,056 shares of Common Stock of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          Exhibit 1. Service Agreement effective June 30, 1997 by and between the Issuer and PRNR (filed as Exhibit 10.4 to the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference)

          Exhibit 2. Termination Agreement effective June 30, 1999 by and between the Issuer and PRNR (filed as Exhibit 10.3 to USON's quarterly report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.)

          Exhibit 3. Registration Rights Agreement dated July 7, 1997, by and between the Issuer and PRNR (filed as Exhibit 10.5 to the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference.)

________________________________________________________________________________

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PRN Research, Inc.


/s/ L. Fred Pounds                              Dated:  August 23, 1999
---------------------------------                     -------------------------
L. Fred Pounds, Treasurer and
Secretary

US Oncology, Inc.


/s/ L. Fred Pounds                              Dated:  August 23, 1999
---------------------------------                     -------------------------
L. Fred Pounds, Chief Financial
Officer


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                                   ----------


Officers and Directors of PRN Research, Inc.
--------------------------------------------

R. Dale Ross            President and Director
Lloyd K. Everson, M.D.  Vice President and Director
L. Fred Pounds          Treasurer and Secretary and Director
L. Duane Choate         Vice President and Assistant Secretary


Executive Officers of US Oncology, Inc.
---------------------------------------

R. Dale Ross            Chairman of the Board and Chief Executive Officer
Lloyd K. Everson, M.D.  President
L. Fred Pounds          Chief Financial Officer, Vice President of Finance and
                        Treasurer
O. Edwin French         Chief Operating Officer
Leo E. Sands            Chief Compliance Officer
David Chernow           Chief Development Officer
Joseph S. Bailes, M.D.  Executive Vice President
L. Duane Choate         Vice President of Operations

The present business address of all of the foregoing individuals is 16825 Northchase Drive, Suite 1300, Houston, Texas 77060.

Directors of US Oncology, Inc.
------------------------------

Name                                               Present Business Address                            Present Principal Occupation

R. Dale Ross                          16825 Northchase Drive, Suite 1300,                   Chief Executive Officer, US Oncology,
                                      Houston, Texas 77060                                  Inc.

Nancy Brinker                         9410 Alva Court                                       CEO - In Your Corner, Inc., a provider
                                      Dallas, Texas  75229                                  of health and wellness products and
                                                                                            services

Russell L. Carson                     320 Park Avenue, Suite 2500                           Partner - Welsh, Carson, Anderson &
                                      New York, New York  10022                             Stowe, an investment partnership

John T. Casey                         16825 Northchase Drive, Suite 1300,                   Former Chief Executive Officer,
                                      Houston, Texas 77060                                  Physician Reliance Network, Inc., now
                                                                                            a part time employee of physician
                                                                                            Reliance Network, Inc.

J. Taylor Crandall                    201 Main Street                                       Vice President and CFO of Keystone,
                                      Fort Worth, TX 76102                                  Inc., an investment company.

James E. Dalton, Jr.                  103 Continental Place                                 President, CEO and Director of Quorum
                                      Brentwood, Tennessee  37207                           Health Group, Inc., a health care
                                                                                            company

Robert W. Daly                        36 Washington Street, Suite 170                       Managing Director, MedEquity Investors,
                                      Wellesley Hills, MA 02481                             LLC, a health care venture capital
                                                                                            firm.

Stephen E. Jones, M.D.                3535 Worth Street                                     Physician, Texas Oncology, P.A.
                                      Dallas, Texas  75246

Stanley M. Marks, M.D.                816 Middle Street                                     Physician, Oncology-Hematology
                                      Pittsburgh, PA 15212                                  Associates

Richard B. Mayor                      700 Louisiana Ave, Ste. 1900                          Of Counsel, Mayor, Day, Caldwell &
                                      Houston, Texas 77002                                  Keeton, L.L.P.

Robert A. Ortenzio                    4718 Old Gettysburg Road                              President and Chief Operating Officer,
                                      Mechanicsburg, PA  17055                              Select Medical Corporation

Boone Powell, Jr.                     3500 Gaston Avenue                                    President and Chief Executive Officer,
                                      Dallas, TX  75246                                     Baylor Health Care System and Baylor
                                                                                            University Medical Center

Edward E. Rogoff, M.D.                2625 Craycroft Road, Suite 100                        Physician, Southwestern Radiation
                                      Tucson, AZ  85712                                     Oncology, Ltd.

Burton S. Schwartz, M.D.              800 E. 25th Street                                    Physician, Minnesota Oncology
                                      405 Piper Bldg.                                       Hematology, P.A.
                                      Minneapolis, Minnesota  55407